SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports First Quarter 2022 Financial Results

São Paulo, Brazil, May 16, 2022 – Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital banking platforms, released today its First Quarter 2022 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 6:00pm Eastern time/7:00pm Brasília time.

"This is the strongest quarter in Nu's history. We reached nearly 60 million customers and a record-high activity rate of 78%. Our earnings-generating formula helped drive a record high quarterly revenue of US$887 million (226% increase YoY on a FXN), with a low customer acquisition cost, increasing revenue per customer, and decreasing cost to serve. Our credit portfolio grew significantly above market and maintained healthy quality levels. This result is driven by our advanced risk modeling, as well as our disciplined and resilient lending, especially in light of the current macroeconomic conditions. Despite recent short-term market volatility and our upcoming lock-up release, we remain fully confident and committed to our long-term value creation, as reiterated by our main shareholders”, said David Vélez, founder and CEO.

Q1’22 Results Snapshot

Below are Q1’22 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

●	Customer growth: Nu added 5.7 million customers in the quarter, reaching a total of 59.6 million customers in Brazil, Mexico and Colombia. This represents a 61% growth year-over-year (YoY).
●	Engagement and activity rates: Average Revenue per Active Customer (ARPAC) expanded to $6.7, growing by 63% on a FX neutral basis (FXN)[1], and the activity rate to 78%, with active customers[2] reaching 46.5 million. Nu estimates that over 54% of the total active customers that have been with Nu for more than 12 months have chosen Nu as their primary banking relationship.
●	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer decreased 30% YoY on a FXN to $0.7 in Q1´22.
●	Asset Quality: Nu’s 90+ NPL ratio increased 70 bps in the quarter, following the previous quarters behavior driven by seasonality and a shift in product mix coupled with risk normalization. The ratio remained below pre-COVID levels, the Company's historical average and also below the industry average during the period.

Financial Highlights:

●	Revenue: total revenue for Q1´22 reached a record high of $877.2 million, increasing 226% YoY on a FXN.
●	Gross Profit: totaled $294.1 million in Q1´22, increasing 131% YoY on a FXN. The gross profit margin was 34% in Q1´22.
●	Adjusted Net income[3]: Nu reported Adjusted Net Income of $10.1million in Q1´22, compared to an Adjusted Net Loss of $11.9 million in Q1´21.

Business highlights

●	Customer Base Growth: Nu ended Q1'22 with 59.6 million customers. Brazilian customers increased 55% YoY to 57.3 million, representing 33% of the country’s adult population. The SMEs customer base was up 167%, growing to 1.6 million as of March 31, 2022.
●	International Expansion: Nu continues to see robust growth in Mexico with a customer base increase of 950% YoY to 2.1 million, consolidating its position as #1 new credit card issuer in the country. Customers in Colombia reached 211,000. Moreover, after the reporting of this period, on April 11, 2022, Nu secured a $650 million syndicated credit facility that will be invested in the expansion of its businesses in these countries.
●	Portfolio Maturation through Proprietary and Third-party Products: During the quarter, Nu launched NuPay, a payment solution for online purchases integrated with e-commerce checkout, or made in installments, enabling customers to make more convenient and secure online purchases with a few clicks through the Nu App. On May 11, 2022, the Company launched an initial rollout of Nucripto, which allows crypto trading starting from R$1. Consistent with its mission, the Company aims to democratize crypto in Brazil and in the rest of Latam. Like Nu´s other products, Nucripto was created to eliminate the complexity of this market and to make it accessible to anyone who wants to be part of it.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to our share-based compensation as well as the tax effects applicable to these items. For more information, please see “Non-IFRS Financial Measures - Reconciliation of Adjusted Net Income section" of our financial statements.

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 6:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

About Nu

Nu is one of the world’s largest digital banking platforms, serving nearly 60 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts

Investors Relations Guilherme Lago investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 16, 2022